

Mail Stop 3030

October 8, 2009

VIA U.S. MAIL

Mr. Ian J. Harvie
Vice President and Chief Executive Officer
C&D Technologies, Inc.
1400 Union Meeting Road
Blue Bell, PA 19422

> **Re: C&D Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2009**
> **File No. 001-09389**

Dear Mr. Harvie:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief